

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via E-mail
Nigel Travis
Chief Executive Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, MA 02021

Re: **Dunkin' Brands Group, Inc.**
        Amendment No. 1 to Registration Statement on Form S-1
        Filed June 7, 2011
        File No. 333-173898

Dear Mr. Travis:

We have received your response to our prior comment letter to you dated May 31, 2011 and have the following additional comments.

Market and other industry data, page ii

1. We note your response to prior comment three and reissue in part. Please provide a detailed analysis as to why the CREST information provided by The NPD Group, Inc. was not "reviewed or passed upon by any persons…upon the authority of or in reliance upon such persons as experts." Refer to Rule 436(b) of the Securities Act.

Our company, page 1

2. Please revise to remove marketing language from the prospectus such as "attractive platform" and "attractive store-level economics." Similarly revise the Business section on page 78.

3. We note your response to our prior comment one. Please revise to state as a belief that your portfolio has "strong brand awareness" and delete the phrase "around the globe," as the information you have provided does not appear to sufficiently support the assertion that you have strong brand awareness in all of your key domestic and international markets. Also clarify to state whether you are the only quick service restaurant serving hot and cold coffee and baked goods, as well as hard serve ice cream as it is unclear to us that the supplemental materials provided supports the first sentence of the first paragraph on page 1. In addition, please delete the statement that you have industry-leading market share in a number of "growing categories of the QSR," as you have not provided sufficient support for this assertion. Alternatively, advise.

4. We note your statement that the breakfast daypart within the QSR has experienced "significantly better customer traffic trends" than the overall QSR segment in recent years. Please revise this statement to more accurately reflect the underlying statistics, which indicate slight growth in the breakfast daypart from 2006-2011, with a decrease in traffic in 2010. Alternatively, delete this statement.

5. Please clarify that your leading market position in "the Middle East" refers to Saudi Arabia. Please also tell us the source of the information that you have provided in support of this statement, as it is unclear to us from the supplemental materials provided.

Our history and recent accomplishments, page 2

6. Please substantiate the statement that you have experienced "positive year-to-year growth globally for both [y]our Dunkin' Donuts and Baskin-Robbins brands in points of distribution and systemwide sales."

7. Refer to the first sentence on page three. Please revise to put parentheses around the percentages by which your Baskin-Robbins U.S. operating segment comparable store sales decreased in the last three fiscal years.

Strong and established brands with leading market positions, page 3

8. We note your statement that for the last five years, Dunkin' Donuts has ranked #1 in customer loyalty. Please revise to clarify that the company was ranked #1 in brand equity, and briefly define brand equity. Also disclose, if true, that the customer loyalty survey prepared by Brand Keys is limited to the US. Alternatively, delete this statement.

9. We note your statement that in New England your market share of 57% of total QSR coffee is "nearly six times greater than that of [y]our nearest competitor." Please delete reference to your competitor, as you have not substantiated this statement, or advise. Alternatively, advise.

Increase comparable store sales and profitability in Dunkin' Donuts U.S., page 4

10. Please quantify the "significant improvement" over prior periods or delete reference to prior survey results. Similarly revise on page 6 and throughout your filing, as applicable.

Continue Dunkin' Donuts U.S. contiguous store expansion, page 4

11. Please delete the statement that your 206 net openings "was among the largest store count … in the QSR industry," as it is unclear how comparing your openings to all other QSR store openings is indicative of your potential for future growth. We are also unclear as to the relevance of comparing yourself to a number of QSR restaurants that operate primarily in different and varied QSR segments or are of a different size than you.

Focus on store-level economics, page 5

12. We note your response to prior comment 12 and reissue in part. Please revise to provide balancing disclosure that the cost reductions may not be sustainable in the future.

Risk Factors, page 12

13. We note your response to prior comment 36. Please advise whether you will have material risks associated with being a public reporting company.

Interruptions in the supply of product, page 19

14. We note your response to our prior comment 31. We also note the majority of the revenues of Dunkin' Donuts U.S., your largest operating segment, appear to be attributable to sales of coffee and donuts and that you rely on four suppliers for coffee and two for donut mix. Please disclose, either here or in your "Business" section, the names of the top suppliers for your two primary products or provide more detail as to why this information is not required to be disclosed.

Our business activities subject us to litigation risk, page 22

15. Please include a discussion of any risks of being subject to litigation in other countries.

Certain participants in our directed share program must hold their shares, page 29

16. Please revise the risk factor to disclose the risk to your shareholders of the subsequent increase in shares in the market at the expiration of the lock-up period.

Because certain of our officers hold restricted stock or option awards, page 30

17. Please revise to disclose the minimum rates of return on initial investment or provide a cross-reference to the "change of control" discussion on page 124.

The Reclassification, page 34

18. We note your response to our prior comment number 37. As requested in our prior comment, please revise the Company's earnings per share and all related disclosures throughout the registration statement to give effect to this reverse stock split and related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

19. We note your responses to our prior comment numbers 38 and 39. As requested in our prior comment, please revise your consolidated balance sheet for the latest interim period presented to include a pro forma balance sheet (excluding effects of offering proceeds)

presented alongside of the historical balance sheet giving effect to the conversion of your Class L common stock into common shares in connection with the offering . Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in the Company's financial statements giving effect to the number of shares into which the Class L shares will convert in connection with the offering. The notes to the Company's financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing the Company's pro forma earnings per share for each period presented. Also since it appears that the reclassification of Class A and Class L shares is structured in such a manner that the number of shares issued will significantly vary based on the offering price, please provide a sensitivity analysis detailing the impact that a change in one variable, in this case the offering price, will have on dilution and earnings per share.

Dividend Policy, page 36

20. We note your response to our prior comment number 40. As requested in our prior comment, please revise to present "adjusted" pro forma per share data on the face of your financial statements for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the $500 million dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS and pro forma EPS as requested in our comments above. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please note that for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. Refer to the guidance outlined in SAB Topic 1:B:3.

Unaudited pro forma condensed consolidated financial statements, page 45

21. While your pro forma balance sheet presentation reflects adjustments directly attributable to this offering separately from those adjustments related to the reclassification of common stock, the termination of your management agreement with the Sponsors and the $100 million in term loan borrowings, your pro forma statement of operations does not provide such disaggregated information. In this regard, it appears that your pro forma statement of operations should be revised to disaggregate adjustments in a similar manner to your pro forma balance sheet. Please advise or revise.

Unaudited Pro Forma Condensed Consolidated Balance Sheet March 26, 2011, page 46

22. Refer to footnotes (7), (10), (12), (14) and (19) – Please revise to explain in further detail the assumptions used to calculate the tax benefits associated with each of these adjustments.

Reclassification of Common Stock page 47

23. Please expand disclosures to include a more detailed discussion and calculation of amounts discussed in adjustment (8), as applicable. As part of your revised disclosure, please explain in further detail how you calculated or determined the amounts of the adjustments made to common stock, additional paid in capital and treasury stock in the pro forma balance sheet.

Unaudited Pro Forma Consolidated Statements of Operations, Fiscal Year Ended December 25, 2010, page 49

24. Refer to footnote (1) – We note the disclosure in footnote (1) indicating that the Company expects to record additional share based compensation of approximately $4.0 million upon completed of the offering related to restricted shares granted to employees that were not eligible to vest until completion of an initial public offering or a change in control. Please tell us and explain in the notes to the pro forma financial information and MD&A how you calculated or determined the amount of expense you expect to recognized in connection with the public offering. Also, since this charge appears to be directly attributable to the offering, please revise the pro forma balance sheet to include an adjustment to retained earnings giving effect to this charge. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

25. In adjustment (1) you reduce general and administrative expenses by $3 million as a result of the termination of the management agreement with your Sponsors. In this regard, please tell us whether you plan to enter into another management agreement or whether you plan to perform such services internally. If you plan to perform these services internally, please tell us whether you currently have the resources to do so or whether you will incur additional costs to complete such services internally.

26. Refer to footnotes 2(a) and 2(b) – Please explain in footnotes 2(a) and (b) the significant assumptions (i.e., amount of debt repaid and the related interest rates) used to calculate or determine the amounts of each of these adjustments. Footnote 2(a) to the statement of operations for the three months ended March 26, 2011 should be similarly revised.

27. Please clarify whether adjustment (2)(c) is based on an annual interest rate of 4.25% of 4.0%. If you are using a 4.0% annual rate, please provide us with support for your conclusion that such rate is appropriate and factually supportable. Specifically, tell us how you determined that it is probable you will achieve the required leverage ratio to effect the change in interest rate as well as how you determined that such a change will be permanent. In addition, please provide the underlying calculations related to arrive at this adjustment. This comment also applies to adjustment (2)(b) in your pro forma financial statements for the three months ended March 26, 2011.

28. Please provide the underlying calculations associated with adjustment (5) used to arrive at the conversion factor of 2.72 based on an offering price of $17. In addition, you

should include a sensitivity analysis that details the impact that a change in the offering price will have on the conversion factor.

29. Also, please tell us and explain in footnote (5) how you calculated or determined the 22,806,796 Class L shares used in determining the number of common shares that will result from the conversion of the Class L shares into common shares in connection with the offering. Footnote (5) to the pro forma statement of operations for the three months ended March 26, 2011 should be similarly revised.

30. In conjunction with the aforementioned comments associated with footnote (5), please explain how you calculated or determined the weighted average number of Class A shares used to compute basic and diluted earnings per share since the amounts reflected in footnote (5) do not agree to the number reflected in Note 2 to your December 31, 2010 financial statements. Footnote (5) to the pro forma statement of operations for the three months ended March 26, 2011 should be similarly revised

Franchised business model provides an attractive platform for growth, page 80

31. We note your response to our prior comment 44 and your revised disclosure. Please also either disclose that drawbacks of the franchise model include the lack of ability to quickly grow your business or scale back operations, if necessary, or advise as to why this is not necessary.

Increase comparable store sales and profitability in Dunkin' Donuts U.S., page 82

32. Please delete the statement that brewers with "Keurig Brewed technology" were the top five selling coffee makers for the period of October through December 2010 and represented an estimated 49% of total coffee maker dollar sales, as you have not provided sufficient support for this statement. We note, for example, the GMCR press release that attributes the statement to The NPD Group/Crest, yet in the supplemental information provided, The NPD Group/Crest states that it is not the source for this statistic. Alternatively, advise.

Drive accelerated international growth of both brands, page 83

33. We note your response to our prior comment 45. Please revise to state here, if true, that you intend to open 450-500 new net stores internationally in 2011-2012. In addition, please provide balancing disclosure to state that you cannot provide assurances that such future growth will occur. Please also provide the staff with a detailed analysis of why disclosing the number of stores you intend to open in each country would be competitively harmful to the company. Alternatively, disclose this information.

The supply chain, page 93

34. We note your statement on page 19 that the NDCP provides "substantially all of the goods needed" to operate the Dunkin' Donuts restaurants in the U.S. We also note your response to our prior comment 43, in which you state that your business is not substantially dependent on the NDCP agreement or that a termination of this agreement would have a material adverse effect on the company. Please provide a more detailed analysis as to why, in light of the fact that NDCP provides substantially all of the goods needed to operate your restaurants, you are not substantially dependent on this agreement.

Management, page 99

35. We note your response to our prior comment 50 and reissue. Please revise to specifically discuss each director's experience, qualifications, attributes or skills that led you to the conclusion that the person should serve as a director for the company on an individual basis. Your current disclosure does not suffice. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Notes to Consolidated Financial Statements

(13) Stockholders Equity, page F-33

(c) Equity incentive plans, page F-34

36. Please revise your critical accounting policy discussion within MD&A, to include disclosures similar to the discussion included in your response to our prior comment 61. In addition, please include a sensitivity analysis related to the significant assumption underlying your common stock valuations that are subject to change and for which there could be a material impact to your results of operations.

Exhibits

37. Please file the form of franchise agreement with your registration statement or advise as to why this is unnecessary.

You may contact Juan Migone at (202) 551-3312 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Chanda DeLong for

Loan Lauren P. Nguyen
Special Counsel

cc: Craig E. Marcus *via facsimile* (617) 235-0514